Via EDGAR Transmission

April 30, 2009

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:   Owens Mortgage Investment Fund, a California Limited Partnership
          Request for Withdrawal of Filing of Post-Effective Amendment No. 1 to the Registration
          Statement on Form S-11 (Registration No. 333-150248)

Ladies and Gentlemen:

                Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Owens Mortgage Investment Fund hereby respectfully requests the withdrawal of its Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 (under accession no. 0000841501-09-000012) filed with the Securities and Exchange Commission on April 21, 2009.  No securities were sold pursuant to the offering contemplated by the Post-Effective Amendment prior to the filing of this withdrawal request.

                The Post-Effective Amendment is being withdrawn because it was filed via EDGAR under an inaccurate file number, 333-150428, rather than the applicable file number, 333-150248. We re-filed the Post-Effective Amendment under the correct applicable file number on the same date, April 21, 2009.

If you have any questions regarding this application for withdrawal, please call our counsel, Steve Harmon, at (925) 979-3332.

                                                                                                Sincerely,

                                                                                                OWENS FINANCIAL GROUP, INC.

                                                                                                General Partner

                                                                                                By: /s/ William C. Owens

                                                                                                        William C. Owens, President

cc:           Steven R. Harmon, Morgan Miller Blair, a Law Corporation